05009408

centrica

taking care of the essentials

82-4578

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

24 June, 2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

SUPPL

Dear Sir / Madam

Centrica plc
Centrica half-year trading update and outlook

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc


SEC MAIL RECEIVED PROCESSING
JUN 28 2005
WASH. D.C. 192 SECTION

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

24 June 2005



CENTRICA HALF-YEAR TRADING UPDATE AND OUTLOOK

Centrica plc has today issued the following trading statement ahead of the company entering close period on 1 July.

The Company confirms the guidance for 2005 given in its AGM statement published on 9 May 2005, but notes that a greater proportion of its profits will be earned from its upstream division as a consequence of higher wholesale gas prices.

Financial performance in the year to date has been good, assisted by commodity prices which, although at historic highs, were lower in the period than had been predicted. Market gas prices out-turned at 32p for the first quarter and have averaged 30p for the second quarter to date.

However, due to significant increases predicted in the second half, the 2005 demand weighted wholesale market gas price at 41p/therm, is now 51% higher than 2004 compared to 44% at the time of the company's AGM statement in May and 29% at the time of the 2004 full year results announcement in February 2005. The 2005 demand weighted baseload power price at £35/MWh is also 43% higher than the prior year compared with 38% in May 2005 and 20% in February 2005.

To the end of May, British Gas' weighted average cost of gas was 29.5p/therm and the weighted average cost of electricity was £33.6/MWh, but these will rise in the second half of the year. This will lead to lower margins downstream in the second half and the necessity for further increases in retail energy tariffs, as has also been signalled by other suppliers. British Gas expects to make significantly more profit in the first half of the year than the second half, although first half profit will be impacted by lower customer numbers and will be below the equivalent period of 2004.

Year-to-date, British Gas has lost net 445,000 energy accounts. This equates to average net losses of around 10,000 a week since the AGM statement compared to over 22,000 before. Sales and marketing initiatives in British Gas have successfully raised the levels of new energy contracts sold to around 55,000 per week. Gross losses have slowed but remain at a higher level than in the same period of 2004, reflecting overall higher levels of churn in the industry. In electricity the company has now seen several weeks of net gains.

British Gas Home Services has continued its pattern of revenue growth, with cost efficiencies driving a first half operating profit ahead of expectations, even after the increased pension charge under IAS19. The new engineer deployment system is progressing well with around 1,750 engineers now using the new technology and is already delivering benefits.

In Centrica Energy gas production levels in the first half have been in line with the guidance we have given previously, although we have benefited from the large rise in wholesale prices, and hence upstream gas production profits will be significantly higher than 2004.

Performance in Centrica Storage in the first half of the year has been very strong due to both higher Standard Bundled Unit (SBU) prices and operational reliability which was close to 100% reflecting the benefit of our investment programme. SBU prices have continued to rise and the company has now sold almost 75% of the capacity available to third parties for the 2006/7 storage year.

British Gas Business has maintained its position in a very tough wholesale commodity market. It has been successful in passing through the cost increases to its contracted customers while holding churn levels in both fuels below 2004 levels.

We have continued to move forward in North America. We have grown our customer base in Texas with organic customer gains outpacing the losses in the incumbent regions. In Business Markets, turnover has grown rapidly with the addition of some further large contracts.

We are also making good progress on our European strategy and today have announced our acquisition with Gaz de France of a controlling 51% stake in SPE, the second largest power generation company in Belgium. As part of the transaction our existing Belgian joint venture, Luminus, will be acquired by SPE. This transaction follows our recent acquisition of Dutch energy supplier Oxxio.

Onetel has seen very strong growth in its fixed line customer base with the British Gas cross-selling channel proving very effective. The acquisition costs associated with this rate of growth will mean that its first half profitability will be lower than the second half of 2004.

Centrica will publish its 2005 Interim Results on 15 September 2005.

International Financial Reporting Standards

The financial results for the first half of 2005 will be the first under International Financial Reporting Standards. The impact of IAS39 on the income statement in relation to the change in fair value of Centrica Energy's sales and procurement contracts is a credit of £194 million (pre-tax) to the end of April. Of this £100 million relates to the unwinding of the opening balance sheet adjustment as the contracts are delivered and £94 million relates to the change in the forward mark-to-market position on new and existing contracts.

New share buyback programme

Centrica has made good progress in its £500 million buyback programme and has to date repurchased 185 million shares for cancellation for a total consideration of £437 million. Given the rate of progress and the lack of value-creating upstream investment opportunities at current prices, the Board has decided to undertake a further £500m share buyback programme, which will commence immediately following completion of the existing programme.

The company today also announces that it will commence an irrevocable, non-discretionary programme with its brokers to purchase Centrica Ordinary Shares on its own behalf, for cancellation during its close period which commences on 1 July 2005 and ends on 14 September 2005. Any purchases will be effected within certain pre-set parameters

and in accordance with both Centrica's general authority to repurchase shares and in line with the Listing Rules.

Conference call details

The Company will host a conference call from 8-9am (UK time) today with Group Finance Director Phil Bentley who will answer any questions arising from the statement. The telephone number for UK callers is 0845 2453471. Overseas callers should dial +44 1452 542 300. The password for the call is "Half Year Trading Update". A recording of the call will be available on the Investor Relations section of the Centrica website (www.centrica.com/investors) from 2pm (UK time) today.

Enquiries:

Centrica Investor Relations	01753 494900
Centrica Media Relations	01753 494085